MARTIN LIPTON

HERBERT M. WACHTELL

EDWARD D. HERLIHY

DANIEL A. NEFF

STEVEN A. ROSENBLUM

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JEANNEMARIE O’BRIEN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

WILLIAM SAVITT

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

KARESSA L. CAIN

RONALD C. CHEN

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

SARAH K. EDDY

VICTOR GOLDFELD

RANDALL W. JACKSON

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

ALISON Z. PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. AHO

LAUREN M. KOFKE

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MARK A. STAGLIANO

CYNTHIA FERNANDEZ LUMERMANN

CHRISTINA C. MA

NOAH B. YAVITZ

BENJAMIN S. ARFA

NATHANIEL D. CULLERTON

ERIC M. FEINSTEIN

ADAM L. GOODMAN

STEVEN R. GREEN

MENG LU

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL

DAVID M. ADLERSTEIN

ANDREW R. BROWNSTEIN

WAYNE M. CARLIN

BEN M. GERMANA

SELWYN B. GOLDBERG

PETER C. HEIN

JB KELLY*

JOSEPH D. LARSON

RICHARD G. MASON

PHILIP MINDLIN

THEODORE N. MIRVIS

DAVID S. NEILL

TREVOR S. NORWITZ

ERIC S. ROBINSON ERIC M. ROSOF JOHN F. SAVARESE MICHAEL J. SEGAL WON S. SHIN DAVID M. SILK ELLIOTT V. STEIN LEO E. STRINE, JR.** PAUL VIZCARRONDO, JR. JEFFREY M. WINTNER AMY R. WOLF MARC WOLINSKY
COUNSEL
SUMITA AHUJA LOREN BRASWELL HEATHER D. CASTEEL FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ ALINE R. FLODR KATHRYN GETTLES-ATWA LEDINA GOCAJ ADAM M. GOGOLAK ANGELA K. HERRING	MICHAEL W. HOLT DONGHWA KIM MARK A. KOENIG J. AUSTIN LYONS ALEXANDER S. MACKLER** ALICIA C. McCARTHY JUSTIN R. ORR JOSEPH S. PAYNE NEIL M. SNYDER JEFFREY A. WATIKER
*ADMITTED IN NORTH CAROLINA AND THE DISTRICT OF COLUMBIA **ADMITTED IN DELAWARE

Direct Dial: (212) 403-1394 Direct Fax: (212) 403-2394 E-Mail: DKLam@wlrk.com

     December 11, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jane Park and Lauren Nguyen

Re:	Augusta SpinCo Corporation

Draft Registration Statement on Form 10

Submitted September 22, 2025

CIK No. 0002082015

Dear Ms. Park and Ms. Nguyen:

On behalf of our client, Augusta SpinCo Corporation (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation

December 11, 2025

Finance (the “Staff”) of the U.S. Securities and Exchange Commission that were set forth in your letter, dated December 5, 2025, regarding the Company’s draft registration statement on Form 10 confidentially submitted to the U.S. Securities and Exchange Commission on September 22, 2025. In connection with this letter responding to the Staff’s comments, the Company has publicly filed the Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”), together with exhibits. In addition, Waters Corporation (“Waters”) has filed its related Registration Statement on Form S-4, the contents of which are substantially identical to the contents of Exhibit 99.1 to the Registration Statement.

For your convenience, the Staff’s numbered comments are set forth in bold, followed by the response on behalf of the Company. All page references in the responses set forth below refer to pages of Exhibit 99.1 to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Exhibit 99.1 - Proxy Statement/Prospectus of Waters Corporation Summary, page 26

1.

Please revise the summary on page 16 to provide additional information regarding the material aspects of the business of Becton, Dickinson and Company, including its Biosciences and Diagnostics Solutions business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27 of Exhibit 99.1 to the Registration Statement to provide additional information.

Conditions to the Merger, page 33

2.	Please clarify whether all conditions may be waived by either party, including the receipt of the tax opinions and/or IRS ruling. Discuss any material consequences of such waivers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 34, 35, 151, 152, 303 and 305 of Exhibit 99.1 to the Registration Statement.

Risk Factors, page 44

3.

We refer to your disclosure on page 176 relating to your exclusive forum provision in Waters’ bylaws, which may have the effect of discouraging lawsuits against Waters’ directors, officers, employees or agents. Please revise to include risk factor disclosure relating to your exclusive forum provision, including the risk that your exclusive forum provision may result in increased risk for investors to bring a claim.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 77 of Exhibit 99.1 to the Registration Statement.

December 11, 2025

4.

We note your disclosure on page 87 that BD announced on February 5, 2025 that it would explore all opportunities to execute the separation of its BDS Business, which included the Reverse Morris Trust, sale, spin-off or other transactions. If material, please revise to disclose the risks associated with the Reverse Morris Trust transaction structure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 92 of Exhibit 99.1 to the Registration Statement.

5.

We note your disclosure regarding shareholder action by written consent on page 182. Please include risk factor disclosure to clarify that the Waters Charter provides that any action required or permitted to be taken by shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by written consent in lieu of a meeting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 77 and 78 of Exhibit 99.1 to the Registration Statement.

If the Merger is not completed by the outside date specified in the Merger Agreement, Waters or BD may terminate the Merger Agreement, page 49

6.

We note the disclosure that if the Merger Agreement is terminated under certain circumstances prior to the consummation of the Transactions, Waters will be required to pay BD a termination fee of $733.0 million. Please clarify if BD is subject to similar termination provisions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 46, 51 and 160 of Exhibit 99.1 to the Registration Statement to clarify that only Waters is required to pay a termination fee under certain circumstances and that BD is not subject to a similar termination fee provision.

The combined company’s international operations may be negatively affected..., page 58

7.

We note your disclosure that approximately 68% of Waters’ net sales and 59% of BDS Business’ revenues in 2024 were derived from customers outside of the United States. You also state that 58% of Waters’ net sales in 2024 were to worldwide pharmaceutical accounts. Additionally, you disclose that in 2024, Waters and the BDS Business generated $397.0 million and $337.0 million of total net sales, respectively, from China. Please revise your disclosure to clearly specify the jurisdictions and types of top customers for each of Waters and the BDS Business, where appropriate. We refer to your disclosure that both businesses supply products to researchers at pharmaceutical and biotechnology companies, academic institutions, government laboratories and private foundations globally.

Response: In response to the Staff’s comment, the Company respectfully refers the Staff to the disclosures on page 34 of Waters’ Quarterly Report on Form 10-Q for the quarter ending September 27, 2025, filed with the U.S. Securities and Exchange Commission on November 4, 2025, and pages 37 and 38 of Waters’ Annual Report on Form 10-K for the

December 11, 2025

year ending December 31, 2024, filed with the U.S. Securities and Exchange Commission on February 25, 2025, both of which are incorporated by reference into Exhibit 99.1 to the Registration Statement, and which present Waters’ sales information by geography and trade class. The Company has revised the disclosure on pages 60 and 63 of Exhibit 99.1 to the Registration Statement to include certain of such information with respect to Waters in Exhibit 99.1 to the Registration Statement and provide similar information in connection with sales by the BDS Business.

Reductions in customers’ research budgets or government funding may adversely affect the combined company’s business, page 62

8.

We note the disclosure that the level of government funding of research and development may vary significantly due to factors that can be difficult to forecast, and that the BDS Business has seen a reduction in government funding in fiscal year 2025. To provide additional context for your disclosure, please disclose the reduction in government funding for fiscal year 2025, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 of Exhibit 99.1 to the Registration Statement to clarify that the BDS Business does not receive government funding. The revised disclosure clarifies that reductions in government funding to customers of the BDS Business could affect, and the Company believes has affected, spending by such customers on the Company’s products. Because the BDS Business does not receive government funding directly, it does not have visibility into the amount and nature of any government funding reductions that might affect its customers or the ability to quantify any resulting impact on the revenue of the BDS Business, given the many interrelated factors that influence spending by the customers of the BDS Business.

The combined company’s sales would deteriorate if the combined company’s outside contractors fail to provide..., page 67

9.

We refer to your statement on page 66 that a number of items, components and supplies purchased by Waters and the BDS Business, including specialized products, are currently purchased from limited or single sources of supply. Please expand your disclosure, where appropriate, to identify the single source suppliers on which Waters and the BDS Business rely and the material terms of any agreements with such parties. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response: The Company respectfully advises the Staff that, in using the term “single source of supply” or “sole-source supplier,” Waters and the BDS Business are referring to the fact that they currently purchase particular components or materials for their products from a single supplier and are not suggesting that they are only able to locate one supplier in any particular market to supply such components or materials. Each of Waters and the BDS Business has considered its single source suppliers, and has concluded that in the majority of cases in which the relevant entity sources from a single supplier, alternative sources of supply are currently available. Thus, in the event that

December 11, 2025

Waters’ or the BDS Business’s suppliers (including the suppliers of specialized products that are currently purchased from limited or single sources of supply) are unable or unwilling to supply such components or materials in Waters’ or the BDS Business’s required volumes, at specified times, or at all, both Waters and the BDS Business believe they are currently able to, and the combined company will in future be able to, find and qualify replacement suppliers without a material disruption to their businesses given both businesses maintain sufficient inventory of such components and materials to minimize the impact of ordinary course supply disruptions and maintain alternate supply relationships that can be utilized without disruption of their manufacturing processes if an existing sole-source supplier fails to perform its contractual obligations. Even if an alternative source of supply is not available at a time when Waters or the BDS Business requires an alternate supplier, both Waters and the BDS Business believe that the loss of any individual single source supplier would not have a material impact on the business of the combined company or otherwise be materially disruptive to the operations of the combined company due to the large number and variety of products currently produced by both businesses and that will be produced by the combined company. Accordingly, and after considering the relevant requirements, Waters and the Company respectfully submit that further identification of suppliers or summaries of the related agreements are not required to be included in the Registration Statement.

Background of the Merger, page 87

10.

We note your disclosure on page 88 that the Waters Board instructed members of Waters’ senior management to engage financial and legal advisors and consultants to provide their assessment of potential strategic targets. You also disclose throughout this section that the Waters Board continued to assess various potential strategic targets under consideration while it explored the potential business combination with the BDS business. For example, we refer to the Waters Audit and Finance Committee’s meetings held on February 28, 2025 and April 14, 2025 that included discussions of potential strategic opportunities under active consideration by Waters, including acquisitions of smaller all-cash transaction targets. Please expand your disclosure of the other potential targets, including but not limited to, the number of potential targets that were considered and presented to the Waters management team, the selection criteria, whether Waters entered into letters of intent with any such targets, and the Water Board’s analysis in reaching its conclusion not to pursue such other potential targets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 93, 95, 96 and 98 of Exhibit 99.1 to the Registration Statement to clarify the number of other potential targets that were under consideration, the two letters of intent submitted by Waters to other acquisition targets, and the Waters Board’s decision in reaching its conclusion not to pursue such other potential targets.

December 11, 2025

11.

Please revise your disclosure to identify the individuals on the Waters’ and BD’s senior management teams or boards of the respective companies who participated in the meetings and discussions described throughout this section. As an example only, please define terms such as “senior management.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 91 through 109 of Exhibit 99.1 to the Registration Statement.

12.

Please revise to clarify the scope of various advisors’ roles with respect to each company, including BD’s multiple financial advisors. We also note that BCG and Barclays both conducted diligence and reported on the potential revenue and cost synergies in connection with a business combination with the BDS Business in February 2025. Please expand your disclosure relating to BCG’s and Barclay’s analyses and clarify whether BCG had any involvement in the preparation of any disclosure that is included in the registration statement, including any analysis underlying disclosure in the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 91 through 93 of Exhibit 99.1 to the Registration Statement. Waters respectfully advises the Staff that Barclays was not materially involved in any synergy analysis underlying disclosure in Exhibit 99.1 to the Registration Statement.

13.

We note your disclosure that members of Waters’ senior management presented the proposed terms of the non-binding proposal at the board meeting held on May 1, 2025, which included a proposed transaction valuation value for the BDS Business of $17.5 billion, $410 million of pre-tax synergies, a $4 billion cash dividend to be paid to BD, and a proposed pro forma ownership split of the combined company of approximately 60% and 40%, respectively, between Waters and BD shareholders. Please revise to describe in greater detail how the Waters Board arrived at the proposed valuation, pre-tax synergies and ownership percentages, including the methodology employed in reaching the valuation, the analysis and underlying assumptions of such valuation and percentages. In your revised disclosure, please provide additional detail regarding how material terms, such as the valuation, RMT transaction structure, termination fee, exchange ratio adjustment procedure, transition services, board composition, and the Waters’ special dividend cap evolved during the course of negotiations, including the proposals and counter-proposals made during the course of negotiations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 94, 98, 99, 101, 104, 106 and 107 of Exhibit 99.1 to the Registration Statement.

14.

We note the disclosure on page 91 that the Waters A&F Committee discussed various potential pro forma ownership splits of the combined company based on a range of sizes of a potential cash dividend payable to BD. Please revise to describe the ownership split range of sizes considered and explain how the current ownership split of the combined company was agreed upon.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Exhibit 99.1 to the Registration Statement.

December 11, 2025

15.

We refer to your disclosure that BD shared an initial draft of the merger agreement and separation agreement with Waters on May 24, 2025, which included a termination fee and certain governance matters. Please revise to provide a more detailed description of the material terms of the initial draft of the merger agreement. You also state that between May 2025 and July 2025, the parties exchanged several drafts of the merger agreement and other transaction agreements, including the debt commitment letter and related documents. Please revise your disclosures to clearly discuss the changes to and the negotiation of the material terms of such agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 101, 104, 105, 106 and 107 of Exhibit 99.1 to the Registration Statement.

16.

We refer to your statements on page 96 relating to the upside potential in the BDS Business in light of “potential factors such as the turnaround in the microbiology business segment.” Please revise to provide additional information relating to changes in BD’s microbiology business segment and address the impact to the combined company’s business if such potential turnaround is not achieved.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Exhibit 99.1 to the Registration Statement.

17.

We note your disclosure on page 98 that BD’s outside counsels held a telephone conference meeting with the IRS on June 13, 2025 to discuss the potential transaction, shareholder overlap analysis and the scope of the potential IRS ruling in connection with determining the percentage of overlapping shareholders. Please revise your disclosure to discuss the results of such meeting, including any feedback BD’s counsels received from the IRS.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Exhibit 99.1 to the Registration Statement.

Waters’ Reasons for the Merger; Recommendation of Waters’ Board of Directors, page 102

18.

We refer to your disclosure here and on page 20 of the Waters Board’s expectation that the combination with the BDS Business would enhance Waters’ overall credit quality over time as a factor supporting the board’s decision to approve the merger. Please provide additional context for the Waters Board’s consideration and expand your disclosure, where applicable, to discuss how the merger would improve Waters’ credit quality in the future.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 110 of Exhibit 99.1 to the Registration Statement.

December 11, 2025

19.

You state here and on page 20 that Waters expects to realize approximately $345 million of annualized run-rate and risk adjusted EBITDA synergies, including $200 million of cost synergies expected to be realized within three years of closing and approximately $290 million of revenue synergies expected to be realized within five years of closing. Please revise to specify the annual run-rates and provide additional details regarding the assumptions underlying your projected EBITDA amounts and cost and revenue synergies, where appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 110 of Exhibit 99.1 to the Registration Statement.

Certain Financial Forecasts, page 109

20.	In regard to the Waters Standalone Financial Projections and Waters Standalone Advocacy Case Financial Projections, please address the following:

•

We note your disclosure that key assumptions included the compound annual growth rate, tax rate, and net working capital spend percentage. Please provide greater detail of the specific assumptions underlying these projections, including material assumptions used in arriving at Adjusted EBITDA and Unlevered Free Cash Flow. Please disclose material factors that may affect the assumptions, as well as your basis for the assumptions. For example, please disclose how you determined the appropriate compound annual growth rate to use. We note that historical total net sales decreased from 2022 to 2023 and increased less than 1% from 2023 to 2024.

•	Disclose the key drivers of the projected growth in Adjusted EBITDA.

•	Please disclose your basis for selecting a ten-year forecast period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 116, 117, 119 and 120 of Exhibit 99.1 to the Registration Statement.

21.	In regard to the BD Management SpinCo Financial Projections, please address the following:

•

Please provide greater detail of the specific assumptions underlying your projections, including growth rates, as well as material factors that may affect such assumptions, and your basis for making these assumptions. In this regard, we note a decrease in actual historical revenues from 2023 to 2024.

•

We note that your projections include forecasts that reflect near-term new product launches as well as certain gross profit initiatives. Please better clarify what periods these assumptions are being reflected in and your basis for this.

•	Please disclose how Adjusted EBITDA is calculated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121 of Exhibit 99.1 to the Registration Statement.

December 11, 2025

22.	In regard to the Waters Management Adjusted SpinCo Financial Projections, please address the following:

•

We note your disclosure that key assumptions included the compound annual growth rate, tax rate, and net working capital spend percentage. Please provide greater detail of the specific assumptions underlying these projections, including material assumptions used in arriving at Adjusted EBITDA and Unlevered Free Cash Flow. For assumptions disclosed, including the compound annual growth rate, please disclose any material factors that may affect the assumption as well as your basis for making the assumption.

•

The projected Adjusted EBITDA amounts appear to be significantly higher than actual historical amounts in recent periods. We note the Waters Management Expected Synergies are expected to have a significant impact on Adjusted EBITDA, including $290.0 million of revenue synergies phased in over five years and $200.0 million cost synergies phased in over three years. Please better explain the nature of these revenue and cost synergies and your basis for assuming these synergies will take place.

•	Please disclose your basis for selecting a ten-year forecast period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 121 through 123 of Exhibit 99.1 to the Registration Statement.

23.

For each set of projections, please address how the parties determined their reasonableness, the extent to which alternative scenarios were provided or considered, and the extent to which the probability of achieving such projections were assessed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 119 through 123 of Exhibit 99.1 to the Registration Statement.

Representations and Warranties, page 135

24.	Please revise your list of representations and warranties to describe the material terms of each item rather than providing a summary list.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 144 of Exhibit 99.1 to the Registration Statement.

BDS Business Products, page 193

25.	We note the names of the BDS products. Please revise to briefly describe BDS Business’s key products.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 202 and 203 of Exhibit 99.1 to the Registration Statement.

December 11, 2025

26.

We refer to your statement on page 195 that the BDS Business is subject to extensive regulation by the FDA, by comparable agencies in foreign countries and by other regulatory agencies and governing bodies. Please revise your disclosure in this section to briefly describe the use of each of the key products listed and when each product was developed and commercialized. In your revised disclosure, please also specify the relevant FDA classification and when and the type of regulatory clearance received from the FDA or any other comparable regulatory agency in foreign countries. Please also revise your Government Regulations section to include a more detailed discussion of the material regulations governing the key BDS Business products in the United States and in other applicable jurisdictions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 224 through 253 of Exhibit 99.1 to the Registration Statement.

27.

Please clarify the meaning and significance of scientific or technical terms the first time they are used. For example, please briefly explain or describe the use of flow cytometry, single-cell multiomics tools, cell sorters and analyzers, and high-throughput single-cell gene.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout Exhibit 99.1 to the Registration Statement.

Research and Development, page 194

28.

We note your disclosure that the BDS Business collaborates with universities, medical centers and other entities on R&D programs. Please confirm if the BDS Business has entered into any collaboration agreements with any university, medical center or other institution, and if so, please provide a brief description of the material terms of the arrangement and file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully submits that the BDS Business enters into collaboration agreements of various types with a large number of institutions on an ongoing basis, as part of the ordinary course operation of the BDS Business. The majority of these agreements are for a single purpose and for a limited period of time, such as assistance with clinical testing or development of a product component. The Company has considered these agreements and relationships, and concluded that no such agreement or relationship is material to the BDS Business, or would be required to be disclosed under Item 601(b)(10) of Regulation S-K.

December 11, 2025

Intellectual Property and Licenses, page 195

29.

Please revise to expand your intellectual property disclosure to specify the number of patents and patent applications in the BDS Business’ intellectual property portfolio. For each material product or product family in the BD Diagnostics Solutions business and BD Biosciences business unit, please identify the scope and technology for each material patent and patent application, the type of patent protection, jurisdiction and expiration dates. By way of example only, we refer to your disclosure on page 169 relating to the Intellectual Property Matters Agreement pursuant to which BD grants Waters an exclusive license to three patents owned by BD. Please also clarify whether the BDS Business licenses any patents for any material product or product family. Consider adding tabular disclosure in addition to the narrative for ease of use.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 177 and 204 through 224 of Exhibit 99.1 to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 209

30.	In regard to your pro forma adjustments related to share-based awards, please address the following:

•

For Adjustment 6(o) on page 231, please help us better understand your basis for reversing historical share-based compensation expense for purposes of the pro forma financial information which resulted in a net reduction to share-based compensation expenses.

•	Please better clarify in your disclosures how you estimated the amounts of share-based compensation related to pre-combination services in note 5 versus post-combination services in note 6(o).

Response: In response to the Staff’s comment, the Company respectfully clarifies that the historical share-based compensation expense of the BDS Business includes an allocation of BD corporate employees’ share-based compensation expenses for employees who were partially supporting the BDS Business and will not become employees of Waters. Moreover, some of the equity awards that were unvested with a vesting date of November 2025 were primarily expensed in the historical combined financial statements of the BDS Business for the year ended September 30, 2025 included in Exhibit 99.1 to the Registration Statement. Further, these awards will have vested in full at the time of the expected close of the deal in 2026. As a result, the cost associated with such equity awards has been included as pre combination services in the calculation of purchase consideration in the unaudited pro forma condensed combined financial information included in Exhibit 99.1 to the Registration Statement (the “Unaudited Pro Forma Financial Information”). Both these factors have resulted in a net reduction to the share-based compensation expenses disclosed in the Unaudited Pro Forma Financial Information, which the Company believed provide a better representation of the associated impact to share-based compensation as a result of merger.

December 11, 2025

In response to the Staff’s comment on share-based compensation related to pre-combination services, the Company has revised the disclosure on pages 286, 287 and 293 of Exhibit 99.1 to the Registration Statement.

31.

Pursuant to the merger agreement, we note that BD may accelerate on a prorated basis the vesting of BD equity awards held by non-employee directors of BD who will become non-employee directors of Waters. The unaudited pro forma adjustments do not give effect to accelerated BD vesting as acceleration is not probable and the purchase price and post-Merger share-based compensation expense may significantly differ if this acceleration were to occur. Please expand your disclosures to better clarify when the determination will be made as to whether to accelerate these awards and what consideration was given to disclosing the pro forma impact of this potential acceleration pursuant to Rule 11-02(a)(10) of Regulation S-X.

Response: In response to the Staff’s comment, the Company advises the Staff that it views such determination as immaterial to the business of the combined company following the consummation of the Merger and has revised the disclosure on page 269 of Exhibit 99.1 to the Registration Statement accordingly. Only 1-2 non-employee directors of BD are expected to become non-employee directors of Waters. While it has not yet been determined who those 1-2 non-employee directors will be, given that all of BD’s current non-employee directors hold a de minimis number of unvested BD equity awards, the Company does not believe that the acceleration on a prorated basis of the vesting of BD equity awards held by any non-employee directors of BD who become non-employee directors of Waters could, individually or in the aggregate, cause a material change in purchase price or post combination stock compensation expense.

32.

For adjustment 4(b) on page 224, your disclosures indicate that all fees associated with the SpinCo Bridge Loan that were written off are recognized in their entirety in the pre-Merger period as interest expense and reflected herein as a $246 million adjustment. It appears based the table provided that only $7 million of fees were written-off rather than $246 million. Please revise your disclosures as necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 285 of Exhibit 99.1 to the Registration Statement to provide for the correct adjustment of $222 million, representing the interest expense on the SpinCo Financing. No pro forma adjustment has been made to write off the $7 million of SpinCo Bridge Loan fees, as such SpinCo Bridge Loan fees were recognized in Waters’ unaudited consolidated statement of operations for the nine months ended September 27, 2025.

33.

We note your disclosures on page 34 regarding the Contract Manufacturing Agreements, Intellectual Property Matters Agreement, Transition Services Agreement. Please tell us what consideration you gave as to whether the impact of these agreements should be reflected in the pro forma financial information.

Response: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the parties have considered the referenced agreements when preparing the pro forma financial statements. The parties have concluded that the costs of the services to be provided pursuant to these agreements are already reflected in the historical financial statements of the BDS Business and the pro forma financial statements, and are not incremental to any of the costs reflected therein. In fact, the parties believe that the actual costs to the BDS Business under such agreements following the closing of the transaction, and the overall costs of running the BDS Business outside of BD, will be significantly lower than the costs reflected in such financial statements, which are based on BD’s historical corporate cost allocation structure as required by the applicable rules regarding financial statement preparation. However, the parties have concluded that it would not be appropriate under the pro forma financial statement preparation rules to include an adjustment for such lower costs. Accordingly, the parties confirm that they have considered the referenced agreements under all applicable accounting rules and believe that the presentation included in the Registration Statement is compliant with such rules.

December 11, 2025

Note 8. Additional Presentation to Reflect Possible Waters Special Dividend, page 232

34.	For note (i), please better clarify in your disclosures how you arrived at the estimated number of shares of Waters Common Stock to be issued based on the disclosures in Note 5.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 296 of Exhibit 99.1 to the Registration Statement.

U.S. Federal Income Tax Consequences of the Distribution and the Merger, page 239

35.	Please revise your disclosure to address the following comments relating to your U.S. federal income tax disclosure:

•

It appears that you intend to file tax opinions as Exhibits 8.1 and 8.2. Revise this section to include a tax opinion covering the material tax consequences of the distribution and the merger and state that the disclosure in this section represents the opinion of counsel. Please also remove language stating that “generally” or “in general” certain tax consequences will apply or assuming certain consequences. We note that your discussion on pages 240 and 242 assumes that the Contribution and Distribution transactions will qualify as a “reorganization” under sections 355 and 368(a)(1)(D) of the Code and that the merger transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. For further guidance, see Staff Legal Bulletin No. 19; and

•

Please revise your disclosure to state that you will recirculate and resolicit if the condition to receive either tax opinion is waived and the change in tax consequences is material. See Section III.D.3 of Staff Legal Bulletin No. 19.

Response: On behalf of Waters’ and BD’s tax counsels, the Company has filed “long form” tax opinions within the meaning of Staff Legal Bulletin No. 19 as Exhibits 8.1 and 8.2, respectively, to Exhibit 99.1 to the Registration Statement. Additionally, the U.S. federal income tax disclosure on pages 302 through 308 of Exhibit 99.1 to the Registration Statement has been revised to address other aspects of the Staff’s comment by removing “generally” or “in general” certain tax consequences and clarifying that Waters will undertake to recirculate and resolicit if the condition to receive either tax opinion or ruling is waived and the change in tax consequences is material. The references of assuming certain consequences in the U.S. federal income tax disclosure are meant to contrast the descriptions of the applicable consequences if a contrary treatment applies (which is also described therein), but such references do not limit or constrain the “long form” tax opinions set forth in Exhibits 8.1 and 8.2 to Exhibit 99.1 to the Registration Statement.

December 11, 2025

Financial Statements of BDS Business

Corporate and Life Sciences Segment Allocations, page F-14

36.

Please disclose management’s estimates of what expenses would have been on a stand-alone basis. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. Please disclose if it is impracticable to estimate. Refer to Question 2 of SAB Topic 1:B.1.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of Exhibit 99.1 to the Registration Statement to state that it is impracticable to estimate what expenses would have been on a stand-alone basis.

37.	Pursuant to Question 4 of SAB Topic 1:B.1, please address the following:

•

Please address your presentation of intercompany balances with BD and your basis for recording in equity rather than as intercompany assets and liabilities. Please specifically address BD’s past practices of settling intercompany funding as well as how intercompany amounts will be settled pursuant to the transaction’s terms. Please also discuss any financing arrangements with BD.

•

Please expand your disclosures to provide an analysis of the intercompany accounts with BD. This could include a summary of cash transfers between you and BD and the corresponding nature of the transfers.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the presentation of intercompany balances with BD and the basis for recording such amounts in equity rather than as intercompany assets and liabilities are disclosed in Notes 1 and 5 to the historical combined financial statements of the BDS Business. In reaching this conclusion, the Company considered the nature of the intercompany transactions entered into with BD, which include BD’s centralized approach to cash management and financing the operations of its businesses. Historically, such presentation reflects BD’s past practice of sweeping cash balances as part of their cash pooling arrangements with the BDS Business. With respect to how intercompany amounts will be settled pursuant to the transaction’s terms, as noted on pages 168-169 of Exhibit 99.1 to the Registration Statement, intercompany amounts between the BDS Business and BD may be repaid, settled or otherwise eliminated in full, without any further liability to either party.

Furthermore, in response to the Staff’s comment, the Company has expanded the disclosure on page F-16 of Exhibit 99.1 to the Registration Statement to include an analysis of the intercompany accounts with BD.

December 11, 2025

Note 8. Segment Data, page F-18

38.	Please disclose significant segment expenses and other segment items pursuant to ASC 280-10-50-26A and 280-10-50-26B.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-20 of Exhibit 99.1 to the Registration Statement in accordance with the effective date of Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which for the BDS Business was in the fiscal year ending September 30, 2025.

39.	Please tell us what consideration you gave to providing information about your products and services pursuant to ASC 280-10-50-40.

Response: In response to the Staff’s comment, the Company notes that the guidance in ASC 280-10-50-40, as well as the disaggregated revenue disclosures required under ASC 606, was considered to provide information about segment revenues that would be most meaningful to users of the historical combined financial statements of the BDS Business.

In reaching its conclusions, the Company observed that ASC 280-10-50-40 does not define what constitutes “similar” products and services. Consequently, whether items can be combined for entity-wide disclosures depends on the specific facts and circumstances of each entity. The Company’s interpretation is that a business with a narrow product range might view two products as dissimilar, while a business with a broad portfolio, such as the BDS Business, may consider the same products as similar.

The product and service categories within each of the BDS Business’s reportable segments are broadly described but comparable, and management believes that they are sufficiently similar to be grouped together in the segment disclosures in accordance with the guidance in ASC 280-10-50-40. Each reportable segment, being Biosciences and Diagnostic Solutions, contains products with a similar customer base, that operate in a similar regulatory environment, that are economically similar and that are affected similarly by external economic factors. Furthermore, the Chief Operating Decision Maker assesses performance and allocates resources based on segment level information and does not use further disaggregated product or service categories as part of that decision-making process. As such, the Company does not believe additional disclosure of disaggregated product and service revenues is required or would otherwise be more meaningful to investors to understand its business activities, historical performance, or future prospects.

General

40.

When appropriate, please revise the cover page of the prospectus to clearly disclose the number of securities being registered on the registration statement. Refer to Item 501(b) of Regulation S-K and Item 1 of Form S-4.

Response: In response to the Staff’s comment, the Company has revised the cover page of Exhibit 99.1 to the Registration Statement to disclose the number of securities being registered.

December 11, 2025

If you have any questions concerning the Registration Statement or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1394 or DKLam@wlrk.com or my colleague Jenna E. Levine at (212) 403-1172 or JELevine@wlrk.com.

Sincerely,

/s/ David K. Lam

David K. Lam

cc:	Joseph LaSala, Becton, Dickinson and Company

Stephanie Kelly, Becton, Dickinson and Company

Keeley A. Aleman, Waters Corporation

Jenna Levine, Wachtell, Lipton, Rosen & Katz

Jennifer L. Lee, P.C., Kirkland & Ellis LLP

Zoey Hitzert, Kirkland & Ellis LLP